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SECURIT 10027289 SION

Securities and Exchange Commission
RECEIVED
FEB 25 2010
Branch of Registrations and Examinations

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SEC FILE NUMBER
8-53665

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Safie Holding LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 42nd Street, 10th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence E. Fiedler 212-586-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Lawrence Fiedler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Safie Holdings LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Office
Title

SHAWN MARC ROSENTHAL
Notary Public, State of New York
No. 02RO6049205
Qualified in Nassau County
Commission Expires Oct. 10, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Safie Holdings LLC
Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	12,322
Other assets		550
Total assets	**$**	**12,872**
Liabilities and Member's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	2,555
Total current liabilities		2,555
Commitments		
Member's equity		10,317
Total member's equity		10,317
Total liabilities and member's equity	**$**	**12,872**

The accompanying notes are integral part of this financial statement.

1. Organization and Nature of Business

Safie Holdings LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware on October 18, 2001. The liability of the members for the losses, debts and obligations of the Company is generally limited to their capital contributions. The duration of the Company's existence shall continue for a term of ninety years from the date of formation of the Company. The liability of the member is limited to the capital invested in the Company. The Company is a registered broker and dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. On June 7, 2004, the Company became a member of the Financial Industry Regulatory Authority ("FINRA").

The Company syndicates equity ownership interests in real estate throughout the United States through private placement transactions.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all money market accounts, time deposits and certificates of deposit purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Revenue is recorded when fees are earned and expenses are recorded when incurred.

Income Taxes
The Company is treated as a partnership for Federal and New York State income tax purposes. Consequently, the Company is not subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Member's Equity

The Company has available, per the limited liability agreement, Class "A" and "B" shares. Only Class "A" members are entitled to vote. At December 31, 2009, only Class A shares were outstanding.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2009, the Company had net capital, as defined, of $9,767, which exceeded the required minimum net capital of $5,000 by $4,767. Aggregate indebtedness at December 31, 2009 totaled $2,555. The ratio of aggregate indebtedness to net capital was 0.26 to 1.

Should the need arise, the stockholder intends to infuse sufficient working capital to ensure continued compliance with minimum net capital requirements and fund working capital as necessary.

5. Related Party Transactions

The Company is provided office and administration services by a related entity under common ownership, pursuant to an agreement between the Company and that entity. During 2009, the Company incurred $1,600 in office and administration expenses.

The Company earns its revenue from arranging syndications of real estate investments with the related entity. During 2009, the Company did not arrange any such syndication.

6. Subsequent Events

The Company has evaluated subsequent events through February 22, 2010, the date the financial statements were available for issuance.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2009 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors
Safie Holdings LLC

We have audited the accompanying statement of financial condition of Safie Holdings LLC (the "Company") as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Safie Holdings LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 22, 2010

SAFIE HOLDINGS LLC

110 East 42nd Street, 10th Floor
New York, NY 10017

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

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